TENDER AND SUPPORT AGREEMENT

This TENDER AND SUPPORT AGREEMENT (this “Agreement”), dated as of May 12, 2019, is entered into by and among Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), Chicago Merger Sub, Inc., a Delaware corporation (“Purchaser”), and the Person listed as “Stockholder” on the signature page hereto (“Stockholder”). Capitalized terms used in this Agreement and not defined have the meaning given to such terms in the Merger Agreement (as defined below).

WITNESSETH:

WHEREAS, simultaneously with the execution of this Agreement, Parent, Purchaser and Amber Road, Inc., a Delaware corporation (the “Company”), have entered into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), a copy of which has been provided to the Stockholder, pursuant to which, among other things, Purchaser will commence a tender offer (the “Offer”) for each of the issued and outstanding shares of Company Common Stock (the “Shares”), for $13.05 in cash per Share (the “Offer Price”), and following completion of the Offer, Purchaser will be merged with and into the Company (the “Merger”) as a result of which all of the then-outstanding Shares, and all rights to purchase or otherwise acquire any Shares, including Company Equity Awards, not tendered in the Offer will be canceled and converted into the right to receive payment as set out in the Merger Agreement, and following the Merger of the Company with the Purchaser, the Company will thereupon become a wholly owned subsidiary of Parent;

WHEREAS, as of the date hereof, Stockholder is the Beneficial Owner (as defined in Section 6.11 below) of the Shares set forth on the signature page of this Agreement; and

WHEREAS, as an inducement to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, Parent has requested Stockholder, and Stockholder has agreed, in its capacity as a stockholder of the Company, to tender and vote the Subject Shares (as defined in Section 6.11 below) in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, in contemplation of the foregoing and in consideration of the mutual agreements, covenants, representations and warranties contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

1.                  Agreement to Tender.

1.1              Tender of Shares. Each Stockholder shall validly tender or cause to be validly tendered in the Offer all of such Stockholder’s Subject Shares pursuant to and in accordance with the terms of the Offer (free and clear of any Liens or restrictions, except for any applicable restrictions on transfer under the Securities Act and the rules and regulations promulgated thereunder that would not in any event prevent Stockholder from tendering the Subject Shares in accordance with this Agreement or otherwise complying with Stockholder’s obligations under this Agreement). Without limiting the generality of the foregoing, no later than five (5) Business Days following the later of (x) commencement (within the meaning of Rule 14d-2 promulgated under the Exchange Act) of the Offer and (y) the date of delivery by the Company of the form letter of transmittal with respect to the Offer, each Stockholder shall: (a) deliver pursuant to the terms of the Offer (i) a letter of transmittal with respect to such Stockholder’s Subject Shares complying with the terms of the Offer, (ii) a Stock Certificate (or affidavits of loss in lieu thereof) representing such Subject Shares or an “agent’s message” (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of Subject Shares that are Book-Entry Shares and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer; or (b) instruct such Stockholder’s broker or such other Person that is the holder of record of any Subject Shares owned by such Stockholder to tender such Subject Shares pursuant to and in accordance with clause (a) of this Section 1.1 and the terms of the Offer. Notwithstanding anything in this Agreement to the contrary, nothing herein shall require Stockholder to (x) exercise any Company Equity Award or require Stockholder to purchase any Shares or (y) accelerate the delivery of any Shares subject to any deferred delivery provision pursuant to any Employee Performance Share Award Agreement (as amended), and nothing herein shall prohibit Stockholder from exercising any Company Equity Award held by such Stockholder as of the date of this Agreement.

1.2              No Withdrawal. Stockholder agrees not to withdraw, and not to cause or permit to be withdrawn, any Shares from the Offer unless and until (i) the Offer expires without Purchaser having accepted for payment any Shares tendered in the Offer or (ii) termination of this Agreement in accordance with Section 6.4 hereof.

1.3              Conditional Obligation. Stockholder acknowledges and agrees that Purchaser’s obligation to accept for payment Shares tendered into the Offer, including the Subject Shares tendered by Stockholder, is subject to the terms and conditions of the Merger Agreement and the Offer.

2.                  Voting Agreement.

2.1              Voting Agreement. Subject to the terms of this Agreement, Stockholder agrees that, during the Support Period (as defined in Section 6.11 below), at every meeting of the stockholders of the Company, however called, with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval proposed to be taken by written consent of the stockholders of the Company with respect to any of the following, Stockholder shall appear at such meeting (in person or by proxy) or otherwise cause the Subject Shares to be counted as present for purposes of calculating a quorum and shall vote (or cause to be voted) or deliver a written consent (or cause a written consent to be delivered) covering all of the Subject Shares, in each case to the fullest extent that such Subject Shares are entitled to vote: (a) in favor of (i) the adoption and approval of the Merger Agreement and all the Transactions (if applicable) and (ii) any proposal to adjourn or postpone the meeting of the stockholders of the Company to a later date if there are not sufficient votes for the adoption and approval of the Merger Agreement and the Transactions (if applicable); (b) against (i) any action, proposal, or agreement that would (or would reasonably be expected to) prevent, impede, interfere with, delay, postpone or adversely affect the Merger Agreement or the Transactions, in each case in any material respect, (ii) any material change in the present capitalization of the Company or any amendment of the certificate of incorporation of the Company, or (iii) any Acquisition Proposal; and (c) in favor of any other matter expressly contemplated by the Merger Agreement and necessary for consummation of the Transactions, which is considered at any such meeting of the stockholders of the Company.

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3.                  Representations and Warranties of Stockholder. Stockholder represents and warrants to Parent that:

3.1              Authorization. The execution, delivery and performance by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby are within the powers of Stockholder and, if applicable, have been duly authorized by all necessary corporate, company, partnership or other action. This Agreement constitutes a legal, valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, moratorium or similar law affecting creditors’ rights generally, to rules of law governing specific performance, injunctive relief and other equitable remedies, to approval by the Board of Directors of this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby for purposes of Section 203 of the DGCL and to the federal securities laws and rules promulgated thereunder. If this Agreement is being executed in representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement.

3.2              Non-Contravention. The execution, delivery and performance by Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws, or other comparable charter or organizational documents, of Stockholder, if any, (ii) violate any law applicable to Stockholder or the transactions contemplated herein or in the Merger Agreement, (iii) conflict with or violate or require any consent, approval, notice or other action by any Person under, constitute a default (with or without notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Stockholder is entitled under, any provision of any Contract binding on Stockholder or any of Stockholder’s properties or assets, including the Subject Shares or (iv) result in the imposition of any Lien on any asset of Stockholder, including the Subject Shares.

3.3              Ownership of Shares; Voting. Stockholder is, or will be, as applicable, the Beneficial Owner of the Subject Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Subject Shares), except for any (i) applicable restrictions on transfer under the Securities Act and the rules and regulations promulgated thereunder that would not in any event prevent Stockholder from tendering the Subject Shares in accordance with this Agreement or otherwise complying with Stockholder’s obligations under this Agreement, (ii) collateral and rehypothecation arrangements with prime brokers in margin accounts and (iii) Liens that could not reasonably be expected, either individually or in the aggregate, to materially impair the ability of Stockholder to perform fully its obligations hereunder with respect to the applicable Subject Shares on a timely basis (collectively, the "Permitted Liens"). Stockholder has or will have sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Subject Shares, subject to applicable federal securities laws and the rules and regulations promulgated thereunder and the terms of this Agreement and Permitted Liens.

3.4              Total Shares. Except for the Subject Shares, Stockholder does not Beneficially Own any (i) shares of capital stock or voting securities of the Company or (ii) options, warrants or other rights to acquire, or securities convertible into or exchangeable for (in each case,

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whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing), any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

3.5              Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent, Purchaser or the Company in respect of this Agreement based upon any Contract made by or on behalf of Stockholder solely in Stockholder’s capacity as a stockholder of the Company.

3.6              No Litigation. As of the date of this Agreement, there is no suit, claim, action, investigation or other Proceeding pending or, to the knowledge of Stockholder, threatened against Stockholder at law or in equity before or by any Governmental Authority that could reasonably be expected to impair the ability of Stockholder to perform Stockholder’s obligations hereunder or consummate the transactions contemplated hereby.

4.                  Representations and Warranties of Parent and Purchaser. Parent and Purchaser represent and warrant to Stockholder:

4.1              Corporation Authorization. The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the transactions contemplated hereby are within the limited liability company powers of Parent and the corporate powers of Purchaser and have been duly authorized by all necessary company or corporate action, respectively. This Agreement constitutes a legal, valid and binding agreement of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, moratorium or similar law affecting creditors’ rights generally and to rules of law governing specific performance, injunctive relief and other equitable remedies.

5.                  Covenants of Stockholder. Stockholder hereby covenants and agrees that:

5.1              No Proxies for, Encumbrances on or Disposition of Shares; Transfer of Voting Rights. During the Support Period, except pursuant to the terms of this Agreement, Stockholder shall not, without the prior written consent of Parent, directly or indirectly, (a) grant any proxies, or enter into any voting trust or other Contract, with respect to the voting of any Subject Shares, (b) sell, assign, transfer, tender, encumber (other than Permitted Liens) or otherwise dispose of, or enter into any Contract with respect to the direct or indirect sale, assignment, transfer, tender, encumbrance (other than Permitted Liens) or other disposition of, any Subject Shares or (c) take any other action that would make any representation or warranty of Stockholder contained herein untrue or incorrect in any material respect or in any way restrict, limit or interfere with the performance of Stockholder’s obligations hereunder or the transactions contemplated hereby or by the Merger Agreement, or seek to do or solicit any of the foregoing actions, or cause or permit any other Person to take any of the foregoing actions. Without limiting the generality of the foregoing, during the Support Period, Stockholder shall not tender, agree to tender or cause or permit to be tendered any Subject Shares into or otherwise in connection with any tender or exchange offer, except pursuant to the Offer. Notwithstanding the foregoing, Stockholder may transfer Subject Shares to immediate family members or a trust for the benefit of Stockholder; provided that a transfer referred to in this sentence shall be permitted only if, as a

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precondition to such transfer, the transferee agrees in a written Contract, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement. During the Support Period, Stockholder shall not deposit, or permit the deposit of, any Subject Shares in a voting trust, grant any proxy in respect of any Subject Shares, or enter into any voting or similar Contract in contravention of the obligations of such Stockholder under this Agreement with respect to any of the Subject Shares. Any action with respect to any Subject Shares in violation of this Section 5.1 shall be null and void ab initio.

5.2              Other Offers. Neither Stockholder (in Stockholder’s capacity as such), nor any of Stockholder’s Affiliates, if any, shall, nor shall Stockholder or any of Stockholder’s Affiliates, if any, authorize or permit any of its or their respective Representatives to, and Stockholder shall instruct, and cause each applicable Affiliate of Stockholder to instruct, each such Representative not to, directly or indirectly, take any of the following actions: (a) continue any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal or any potential Acquisition Proposal or (b) (1) solicit, initiate or facilitate or encourage (including by way of furnishing information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information or afford any Person (other than Parent and its Affiliates) access to the business, properties, assets, books, records, or to personnel of the Company or any of its Subsidiaries, in connection with, or for the purpose of soliciting or encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (3) approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or Contract with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (4) resolve to do or agree to any of the foregoing. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Affiliate of Stockholder or Representatives of Stockholder or any of its Affiliates shall be deemed to be a breach of this Section 5.2 by Stockholder. Stockholder shall, and shall cause its Affiliates and its and their respective Representatives to immediately cease any and all existing discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal, and shall request the return from all such Persons or the destruction by such Persons of all copies of confidential information previously provided to such Persons by Stockholder, its Affiliates or Representatives. Notwithstanding the foregoing, nothing herein shall limit or affect any actions taken by Stockholder (or any affiliated officer or director of the Company) in compliance with the Merger Agreement, including taking any of the foregoing actions that would be permitted to be taken by the Company pursuant to the Merger Agreement.

5.3              Communications. Stockholder, and each of Stockholder’s Subsidiaries, if any, shall not, and shall cause their respective officers, directors, employees or other Representatives, if any, not to, directly or indirectly, make any press release, public announcement or other public communication regarding this Agreement, the Offer, the Merger, the Merger Agreement or the transactions contemplated hereby or thereby, including, without limitation, that criticizes or disparages this Agreement or the Merger Agreement or any of the transactions contemplated hereby or thereby, without the prior written consent of the Company and Parent; provided that Stockholder may file an amendment on Schedule 13D (so long as it does not criticize the Company, the Board of Directors of the Company, this Agreement or the Merger Agreement

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or any of the transactions contemplated hereby or thereby) and shall be given the opportunity to review and comment on any language in the initial press release that mentions Stockholder by name. Stockholder hereby (i) consents to and authorizes the publication and disclosure by Parent, Purchaser and the Company (including in the Schedule TO, the Schedule 14D-9 or any other publicly filed documents relating to the Merger, the Offer or any other transaction contemplated by the Merger Agreement) of: (a) Stockholder’s identity; (b) Stockholder’s Beneficial Ownership of the Subject Shares; and (c) the nature of Stockholder’s commitments, arrangements and understandings under this Agreement, and any other information that Parent, Purchaser or the Company determines to be necessary in any SEC disclosure document in connection with the Transactions and (ii) agrees as promptly as practicable to notify Parent, Purchaser and the Company of any required corrections with respect to any written information supplied by Stockholder specifically for use in any such disclosure document. Notwithstanding the foregoing, nothing herein shall limit or affect any actions taken by Stockholder (or any affiliated officer or director of the Company) in compliance with the Merger Agreement.

5.4              Additional Shares. In the event that Stockholder acquires Beneficial Ownership of, or the power to dispose of or vote or direct the disposition or voting of, any additional Shares or other interests in or with respect to the Company, such Shares or other interests shall, without further action of the parties, be subject to the provisions of this Agreement and deemed “Subject Shares”, and the number of Subject Shares set forth on the signature page hereto will be deemed amended accordingly. Stockholder shall promptly notify Parent and Purchaser of any such event. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock of the Company that affects the Shares, the terms of this Agreement shall apply to the resulting securities.

5.5              Waiver of Appraisal and Dissenters’ Rights and Actions. Stockholder hereby (i) waives and agrees not to exercise any rights (including under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any Subject Shares or rights to dissent from the Merger which may arise with respect to the Merger and (ii) agrees not to commence any claim, derivative or other Proceeding, against Parent, Purchaser, the Company or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the making or consummation of the Offer or consummation of the Merger, including any Proceeding (x) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (y) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with the Merger Agreement or the Transactions.

5.6              Certain Restrictions. Stockholder shall not, directly or indirectly, knowingly take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect.

5.7              Litigation. The Stockholder agrees not to commence, join in, knowingly facilitate, knowingly assist or knowingly encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim against Parent, Purchaser, the Company or any of their respective directors or officers related to the Merger Agreement, the Offer or the Merger, including any claim (a) challenging the validity of, or seeking to enjoin the

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operation of, any provision of this Agreement or the Merger Agreement or (b) alleging a breach of fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement or any of the transactions contemplated thereby; provided that the foregoing shall not limit any and all actions in any such litigation taken by the Stockholder in response to claims commenced against the Stockholder.

6.                  Miscellaneous.

6.1              Other Definitional and Interpretative Provisions. Unless specified otherwise, in this Agreement the obligations of any party hereto consisting of more than one Person are joint and several. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” has the inclusive meaning represented by the phrase “and/or.” “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Contract (including the Merger Agreement) are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

6.2              Amendments. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective.

6.3              Termination. This Agreement shall automatically terminate upon the expiration of the Support Period; provided, however, that no termination of this Agreement, shall relieve any party hereto from any liability for any breach of any provision of this Agreement prior to such termination, except that upon the consummation of the Merger on the terms set forth in the Merger Agreement as of the date hereof, no party hereto shall have any further obligations or liabilities under this Agreement. The provisions of Section 6 shall survive any termination of this Agreement.

6.4              Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

6.5              Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that Stockholder may not assign, delegate or otherwise transfer any of Stockholder’s rights or obligations under this Agreement without the prior written consent of Parent. Any assignment, delegation or transfer in violation of the foregoing shall be null and void.

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6.6              Governing Law. This Agreement shall be governed by and construed in accordance with and governed by the laws of the State of Delaware, without regard to the conflicts of law rules of such State that would result in the application of any law other than the law of the State of Delaware.

6.7              Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto and the Merger Agreement has become effective. Until and unless each party has received a counterpart hereof signed by the other party hereto and the Merger Agreement has become effective, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

6.8              Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

6.9              Specific Performance. The parties hereto agree that irreparable damage to Parent or Purchaser would occur, damages would be incalculable and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any provision of this Agreement were not performed by Stockholder in accordance with the terms hereof, and that each of Parent and Purchaser shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically Stockholder’s performance of the terms and provisions hereof, in addition to any other remedy to which Parent or Purchaser may be entitled at law or in equity. Stockholder hereby waives any defenses based on the adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by Parent or Purchaser.

6.10          Defined Terms. For the purposes of this Agreement:

(a)               Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.

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(b)               Stockholder shall be deemed to “Beneficially Own” or to have acquired “Beneficial Ownership” of a security if Stockholder (a) is the record owner of such security; or (b) is the “beneficial owner” with respect to the investment authority of such security (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

(c)               “Subject Shares” shall mean any Shares or Company Equity Awards, in each case that are owned, or hereafter acquired, by Stockholder, or for which Stockholder otherwise becomes the record or beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act), prior to the end of the Support Period.

(d)               “Support Period” shall mean the period from the date of this Agreement through the earlier of (a) the date upon which the Merger Agreement is validly terminated; (b) the Effective Time; (c) the date of any modification, waiver or amendment to the Merger Agreement or Offer effected without Stockholder's consent that (i) decreases the amount of the Offer Price or changes the form of consideration payable to all of the stockholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement or (ii) otherwise materially adversely affects the interests of the stockholders of the Company; and (d) the mutual written consent of the parties hereto.

6.11          Action in Stockholder’s Capacity Only. Stockholder, if a director or officer of the Company, does not make any agreement or understanding herein as a director or officer of the Company. Stockholder signs this Agreement solely in Stockholder’s capacity as a Beneficial Owner of the Subject Shares, and nothing herein shall limit or affect any actions taken in Stockholder’s capacity as an officer or director of the Company, including complying with or exercising such Stockholder’s fiduciary duties as a member of the Board of Directors of the Company.

6.12          Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by hand or by e-mail (so long as a receipt with respect to such e-mail is requested and received), in each case to the intended recipient as set forth below:

if to Parent or Purchaser, to:

c/o E2open, LLC

9600 Great Hills Trail, Suite 300E

Austin, TX 78759

Attention: Michael Farlekas

Laura Fese

Email: michael.farlekas@e2open.com

laura.fese@e2open.com

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 with a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention: Morgan D. Elwyn

Robert A. Rizzo

Claire E. James

Email: melwyn@willkie.com

rrizzo@willkie.com

cejames@willkie.com

if to Stockholder, to: the address for notice set forth on the signature page hereto with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Aneliya S. Crawford

Email: Aneliya.Crawford@srz.com

with a copy to:

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

Attention: Victor H. Boyajian

Ilan Katz

Ira L.Kotel

Email: victor.boyajian@dentons.com

ilan.katz@dentons.com

ira.kotel@dentons.com

6.13          Submission to Jurisdiction. Each party to this Agreement hereby irrevocably and unconditionally (i) consents to the submission to the exclusive jurisdiction of the Court of Chancery of the State of Delaware sitting in Wilmington, Delaware for any Legal Proceedings arising out of or relating to this Agreement or the transactions contemplated hereby, (ii) agrees not to commence any Legal Proceeding relating thereto except in such court and in accordance with the provisions of this Agreement, (iii) agrees that service of any process, summons, notice or document by U.S. registered mail, or otherwise in the manner provided for notices in Section 6.13 hereof, shall be effective service of process for any such Legal Proceeding brought against it in any such court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Legal Proceeding in such courts and (v) agrees not to plead or claim in any court that any such Legal Proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties hereto agrees that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable law.

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6.14          Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

6.15          Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

6.16          Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. A party hereto shall not be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

6.17          No Ownership Interest. All rights, ownership and economic benefits of and relating to the Subject Shares at a given time shall remain vested in and belong to Stockholder as of such time, and Parent shall have no authority to exercise any power or authority to direct Stockholder in the voting of any of the Subject Shares, except as otherwise specifically provided herein, or in the performance of Stockholder’s duties or responsibilities as a stockholder of the Company.

6.18          Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

6.19          Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

PARENT: Eagle Parent Holdings, LLC
By:	/s/ Michael Farlekas
Name:	Michael Farlekas
Title:	Chief Executive Officer

PURCHASER: CHICAGO MERGER SUB, INC.
By:	/s/ Jarett Janik
Name:	Jarett Janik
Title:	President & Treasurer

STOCKHOLDER: ALTAI CAPITAL MANAGEMENT, LLC
By:	/s/ Rishi Bajaj
Name:	Rishi Bajaj
Title:	Authorized Signatory

Subject Shares:

Company Common Stock	2,464,916
Company Options	0
Company PSUs	0
Company RSUs	0

[Signature Page to Tender and Support Agreement]